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                                         IMPORTANT DATES:
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                                         RECORD DATE:  January 8, 2007
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                                         MAIL DATE: On or about January 23, 2007
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SPECIAL MEETING OF SHAREHOLDERS OF THE:  MEETING DATE:  March 26, 2007
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FRANKLIN TEMPLETON INVESTMENTS           MEETING TIME: 12:00 Noon Eastern Time
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TEMPLETON INTERNATIONAL (Ex EM)          LOCATION:  500 East Broward Blvd.,
FUND (the "International Fund"),                    Suite 1200,
a series of Templeton Global                        Fort Lauderdale, FL
Investment Trust (the "Trust")                      33394-3091
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INVESTMENT ADVISOR:                      CONTACT INFO:
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Templeton Global Advisors Limited        FUND NUMBER:            (800) 342-5236
(for both International Fund and         --------------------------------------
Templeton Foreign Fund, a series of      INBOUND LINE:           (800) 823-9047
Templeton Funds, Inc. ("Global           --------------------------------------
Advisors")                               WEBSITE:  www.franklintempleton.com
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WHAT IS HAPPENING?
A special meeting of shareholders will be held on March 26, 2007 at 12:00 p.m., Eastern Time, at the Trust's offices, 500 East Broward Boulevard, Suite 1200, Fort Lauderdale, Florida 33394-3091.

WHAT AM I BEING ASKED TO VOTE ON?
To approve an Agreement and Plan of Reorganization between the Trust, on behalf of International Fund, and Templeton Funds, Inc., on behalf of Templeton Foreign Fund.

WHAT ARE THE DETAILS OF THE PROPOSAL?
If shareholders of International Fund vote to approve the Plan, it will result in the transfer of substantially all of the assets of International Fund to Templeton Foreign Fund, and Class A, Class C and Advisor Class shares of International Fund will then be exchanged for Class A, Class C and Advisor Class shares, respectively, of Templeton Foreign Fund of equivalent aggregate net asset value ("NAV"). International Fund will then be liquidated and dissolved.

WHAT ARE THE REASONS FOR THE TRANSACTION?
The Board of Trustees of the Trust (the "Trust's Board"), on behalf of International Fund, has recommended that International Fund shareholders approve the Transaction in order to combine International Fund with a larger fund that has similar (but not identical) goals and investment policies.

The Trust's Board considered the potential benefits and costs of the Transaction to International Fund shareholders. The Trust's Board reviewed detailed information about:

o the investment objectives and policies of Templeton Foreign Fund;
o the portfolio management of Templeton Foreign Fund;
o the financial and organizational strength of Global Advisors;
o the comparability of the investment goals, policies, restrictions and investments of International Fund with those of Templeton Foreign Fund;
o the comparative short-term and long-term investment performance of International Fund and Templeton Foreign Fund;
o the current expense ratios of International Fund and Templeton Foreign Fund;
o the agreement by Global Advisors to pay 50% of the expenses related to the Transaction;
o the tax consequences of the Transaction to International Fund and its shareholders; and
o the general characteristics of investors in International Fund.

The Trust's Board also considered that:

o the investment advisory fee for Templeton Foreign Fund was significantly lower than such fee for International Fund;
o the relatively small asset size of International Fund has prevented it from realizing significant economies of scale in reducing its expense ratio; and
o based on International Fund's historical asset growth and projected sales activity, its assets were unlikely to grow sufficiently in the foreseeable future to result in significant economies of scale.

HOW DO THE INVESTMENT GOALS, STRATEGIES AND POLICIES OF THE FUNDS COMPARE? Although worded somewhat differently, the investment goal of each Fund is substantively the same.

International Fund's investment goal is long-term capital appreciation, and Templeton Foreign Fund's investment goal is long-term capital growth. In addition, both International Fund and Templeton Foreign Fund (together referred to as the "Funds") focus their investments on equity securities, particularly common stocks, of companies located outside the United States. However, unlike International Fund, Templeton Foreign Fund may invest up to 100% of its assets in emerging markets countries. Therefore, Templeton Foreign Fund has significant investments in emerging markets countries that International Fund does not. (As of November 30, 2006, Templeton Foreign Fund had invested approximately 39% of its total assets in emerging market countries.)

WHO WILL PAY THE EXPENSES OF THE TRANSACTION?
Global Advisors will pay 50% of the expenses resulting from the Transaction, including the costs of the proxy solicitation, and each Fund will pay 25% of such expenses.

WHAT ARE THE TAX CONSEQUENCES OF THE TRANSACTION?
The Transaction is intended to qualify as a tax-free reorganization for federal income tax purposes under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended.

    FOR THE REASONS DISCUSSED ABOVE, THE TRUST'S BOARD UNANIMOUSLY RECOMMENDS
                           THAT YOU VOTE FOR THE PLAN.

TO BE READ ON EACH CALL: INTERNATIONAL FUND'S SHAREHOLDERS ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER PROXY MATERIALS, WHICH HAVE BEEN FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THE PROSPECTUS/PROXY STATEMENT, AND OTHER DOCUMENTS FILED BY TEMPLETON FOREIGN FUND, ARE AVAILABLE FOR FREE AT THE SEC'S WEBSITE (WWW.SEC.GOV) OR BY CALLING TEMPLETON FOREIGN FUND AT 1-800/DIAL BEN (1-800/342-5236).